Florianópolis, January 29th, 2008. CE DF-0004/2008

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail St[redacted]
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

08000755

SUPPL

Gentleman,

Please find enclosed the following documents translated from Portuguese into English:

- Shareholders' announcement; and
- Material Fact - Companhia Energética Meridional's merger.

These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Juliana Dager, The Bank Of New York



SHAREHOLDERS' ANNOUNCEMENT

TRACTEBEL ENERGIA S.A.

A PUBLICLY HELD COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

Tractebel Energia S.A., a publicly held company with head offices in the city of Florianópolis, State of Santa Catarina, at Rua Antônio Dib Mussi, 366, CNPJ n.º 02.474.103/0001-19 ("Tractebel"), in response to query GAE/SRE – 2572/07 sent by the São Paulo Stock Exchange (transcription attached), hereby communicates to its shareholders and the market in general that the transaction to acquire the totality of the capital stock of Ponta de Pedra Energética S.A. through its subsidiary Energia América do Sul Ltda. ("Operation"), as disclosed through a Material Fact of December 13, 2007, shall give shareholders registered by December 13, 2007 on Tractebel's books who may dissent in the decisions of the general shareholders' meeting that will be held to ratify the Operation, the right to withdraw, in conformity with the conditions of article 256 of Law 6.404/76.

Additional information regarding the aforementioned right to withdraw (such as the value of the share for the purpose of reimbursement, deadlines and procedures to be adopted by the dissident shareholders), shall be provided at an opportune moment, upon the occasion of the calling of the general meeting that must be held to ratify the Operation.

Florianópolis, December 21, 2007.

Marc Verstraete
Finance and Investor Relations Director

Manoel Arlindo Zaroni Torres
Chief Executive Officer

ATTACHMENT TO SHAREHOLDERS' ANNOUNCEMENT OF 12/21/2007

Transcription of GAE/SRE – 2572/07

GAE/SRE – 2572/07
December 14, 2007.

TRACTEBEL ENERGIA S.A.
Mr. MARC JACQUES ZELIE VERSTRAETE
Director of Investor Relations

Dear Sirs,

In consideration of the terms in Material Fact published on December 13, 2007, we hereby request that you report, in order to provide guidance to the market, if the transaction to acquire the totality of the capital stock of Ponte de Pedra Energética S.A. by your subsidiary Energia América do Sul Ltda. will give shareholders of Tractebel Energia S.A. the right of withdrawal, in conformity with the conditions of article 256 of Law 6.404/76, changed by Law 10.303/01.

If positive, please inform:

- Which shareholders will have the right to declare themselves; that is, if shareholders registered as of December 13, 2007, on the Company's books will have the right to dissent regarding the decisions of the general meeting to be called to ratify the operation;
- The amount of the reimbursement, in R$ share;
- The deadline and the procedures that the dissident shareholders must adopt to declare themselves.

Sincerely,

Jorge Antonio Tambucci
Supervision of Company Relations
São Paulo Stock Exchange

c.c. CVM – Securities Exchange Commission
Mrs. Elizabeth Lopes Rios Machado – Head of Relations with Companies
Mr. Waldir de Jesus Nobre – Head of Relations with the Market and Intermediaries



TRACTEBEL ENERGIA S.A.
A PUBLICLY HELD COMPANY
CNPJ/MF n° 02.474.103/0001-19

COMPANHIA ENERGÉTICA MERIDIONAL - CEM
A PUBLICLY HELD COMPANY
CNPJ/MF n° 02.201.268/0001-17

MATERIAL FACT

Pursuant to CVM Instructions 358/2002 and 319/1999, Tractebel Energia S.A. ("TRACTEBEL") and its wholly owned subsidiary Companhia Energética Meridional – CEM ("CEM") announce that following a convening notice to this effect, their Boards of Directors shall submit to their respective shareholders at an Extraordinary General Meeting, the incorporation by TRACTEBEL of its wholly owned subsidiary CEM, through the transfer of the latter's shareholders' equity at book value, to TRACTEBEL, as described below.

1. Reasons for the operation

The objective of the intended merger is to simplify the group's corporate structure through the corporate and equity restructuring with respect to the incorporation of CEM by TRACTEBEL. This will not only reduce the current organizational structure, cutting costs, increasing shareholder value and rationalizing and optimizing the investments, but also facilitate the unification, standardization and improvement of the general management of the companies' businesses and permit the elimination of listing costs, which the maintenance of two companies entails.

It should also be borne in mind that once the merger is completed, the goodwill recorded by TRACTEBEL as a result of the acquisition of CEM worth R$ 22,289 thousand as at December 31, 2007, shall be used by TRACTEBEL for fiscal-related purposes, pursuant to the tax legislation.

2. Acts prior to the operation

The Protocol for Incorporation of Shares and Corporation and the Justification

Agreement has been signed between the parties and the merger proposal has received prior approval from the Companies' Boards of Directors, the debenture holders of CEM's 1st debenture issue and from the Brazilian National Electricity Agency – ANEEL.

3. Specifics of the merger

Given that CEM is a wholly owned subsidiary of TRACTEBEL, the merger will not result in any modification to TRACTEBEL's shareholders' equity and, consequently, any issue of new shares: CEM's shareholders' equity is already fully reflected in TRACTEBEL's shareholders' equity through the equity income method.

There will thus be no substitution of shares in the light of the merger pursuant to Article 264 of the Brazilian Corporate Law (Law 6.404/76), since no new shares will be issued by TRACTEBEL in substitution for those of CEM, the latter company ceasing to exist. For this reason an evaluation of the two companies shareholders' equity at market prices becomes unnecessary. Equally, any provision for withdrawal rights does not apply in this case.

4. Criteria for evaluation of the equity of CEM and the treatment of variations in equity

CEM's shareholders' equity shall be transferred to TRACTEBEL at the respective book value, taking as its basis the figures in the balance sheet raised on the last day of the month prior to the Extraordinary General Meeting that will approve the operation. Any variation in equity between this date and the date of the effective merger shall be borne by TRACTEBEL.

TRACTEBEL's management have indicated the engagement of Deloitte Touche Tohmatsu Auditores Independentes as the specialized company to execute the evaluation of CEM's shareholders' equity to be transferred to TRACTEBEL. The auditors have stated that exists no conflict or community of interests, either current or potential, involving the Companies' controllers, or, further, in relation to the merger itself.

The indication of the auditors is subject to ratification by TRACTEBEL's General Shareholders' Meeting that is to examine the Protocol and Justification, pursuant to Paragraph 1 of Article 227 of the Brazilian Corporate Law.

5. Costs

The costs to TRACTEBEL for concluding the merger are estimated at approximately R$ 100 thousand, including expenses with publications, auditors, lawyers and other technical professionals engaged in an advisory capacity for the operation.

6. Other information on the operation

The execution of the merger shall result in the extinguishment of CEM, which shall be succeeded by TRACTEBEL in all the former company's plant, property and equipment, rights and liabilities.

7. Release of documents

As from this date, the documents with respect to the merger operation are available at TRACTEBEL's registered offices on business days from 9:00 a.m. to 5:00 p.m..

Florianópolis, January 24, 2008

Marc Verstraete
Finance and Investor Relations
Director

Manoel Arlindo Zaroni Torres
Chief Executive Officer

END